starpharma

QUARTERLY CASH FLOW REPORT
PERIOD ENDED 30 JUNE 2006

Attached is the Appendix 4C – Quarterly Cash Flow Report – for Starpharma Holdings Ltd (ASX:SPL, USOTC:SPHRY) for the quarter ended 30 June 2006.

Cash on hand at 30 June was A$14.3 million, compared with A$15.4 million at the end of the previous quarter. Cash inflows during the year included A$14.2 million (after costs) from an institutional placement and share purchase plan, and receipts of A$3.8 million from the US National Institutes of Health (NIH) for the Company's VivaGel™ development program.

Operational progress has been strong with the following milestones met over the last 6 months:

- Gaining *Fast-Track* status from the FDA for the development of VivaGel for the prevention of HIV infection in women (Jan 2006).

- VivaGel™ named as the first microbicide to secure NIH financial support for genital herpes (Apr 2006). This funding (undisclosed amount) serves to further leverage shareholders' funds in the development of VivaGel™ for this commercially important opportunity.

- Identification of contraceptive activity potentially enhancing the attractiveness of the product to women and to potential licensees (Jun 2006).

- IND for genital herpes submitted (Jun 2006) (subsequently cleared by the FDA in July 2006.)

Starpharma remains in a strong financial position with significant US Government support for its lead product VivaGel™ in the two significant disease prevention areas of genital herpes and HIV. The company also receives significant Australian Government support for its R&D program through the P3 Program. NIH funded human trials of VivaGel™ are on track to commence in the near future in Australia, the USA and Kenya for genital herpes and HIV.

The Company's profile with US investors continued to grow over the past 12 months, and this was evidenced by consistent strong growth in the uptake of shares held through the American Depositary Receipts (ADR) program. Currently 8.5% of Starpharma's issued capital is held through ADRs issued by the Bank of New York. This represents approximately a 125% increase when compared with the total ADRs on issue 12 months ago.

Dr Jackie Fairley
Chief Executive Officer

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) leads the world in the application of nanotechnology to pharmaceuticals. The Company's lead development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

VivaGel™ is the first example of a product to come from Starpharma's dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

Starpharma also has equity interests in two companies:

- *Dendritic NanoTechnologies, Inc. (DNT)* – a US company established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and in which the Dow Chemical Company holds 30% equity; and

- *Dimerix Bioscience Pty Ltd* – a drug development company specialising in the field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

Genital herpes: A recurrent, lifelong viral infection caused by the sexually transmitted herpes simplex virus type-2 (HSV-2). It is one of the most prevalent STIs, estimated to infect between 15% and 25% of male and female adults in developed countries. This figure is expected to rise to about 39% for males and 49% for females by 2025, unless effective preventive measures are found to reverse the trend. Herpes is estimated to affect one in six adults in America and new cases cost more than US$1.5 billion each year. The figures for Australia are similar with an estimated one in six adults suffering from genital herpes (3.4 million people).

HSV-2 infection has a marked effect on a sufferer's quality of life. The virus is highly contagious and women appear to be at greater risk of infection than men. HSV-2 infection can make people more susceptible to infection by HIV and increase the transmission rate of HIV. If transmitted from mother to baby, the disease has very serious consequences.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Starpharma** www.starpharma.com	
Rebecca Wilson **Buchan** Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr Jackie Fairley** Chief Executive Officer +61 3 8532 2704 jackie.fairley@starpharma.com	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Name of entity

Starpharma Holdings Limited

ABN	Quarter ended ("current quarter")
20 078 532 180	30 June 2006

Consolidated statement of cash flows

		Current Quarter $A'000	Year to Date $A'000
Cash flows related to operating activities			
1.1	Receipts from customers	2,778	4,365
1.2	Payments for (a) staff costs	(1,141)	(3,999)
	(b) advertising and marketing	-	-
	(c) research and development	(2,957)	(8,513)
	(d) leased assets	(24)	(68)
	(e) other working capital	-	-
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	202	570
1.5	Interest and other costs of finance paid	(6)	(19)
1.6	Income taxes paid	-	-
1.7	Other	-	-
	Net operating cash flows	(1,148)	(7,664)
Cash flows related to investing activities			
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	21
	(d) physical non-current assets	(15)	(427)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:	-	-
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	8
	(e) other non-current assets	-	-
		-	
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other	-	-
	Net investing cash flows	(15)	(398)
1.14	**Total operating and investing cash flows**	(1,163)	(8,062)

Cash flows related to financing activities

1.15	Proceeds from issues of shares	-	14,990
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other: - Share Issue Costs	-	(810)
	Net financing cash flows	-	14,180
Net increase (decrease) in cash held		(1,163)	6,118
1.21	Cash at beginning of quarter/year to date	15,447	8,166
1.22	Exchange rate adjustments		
1.23	**Cash at end of quarter**	14,284	14,284

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(207)
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Item 1.24 consists of the following:

(a) Remuneration paid to the Chief Executive Officer.

(b) Director's fees paid to Non-Executive Directors.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

A $481,878 lease facility with National Australia Bank for the lease of laboratory equipment, which is guaranted by term deposit.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities - Lease facility for laboratory equipment	482	482
3.2	Credit standby arrangements - Credit card facility	140	14

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,500	1,429
4.2	Deposits at call	12,784	14,018
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	14,284	15,447

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2. This statement does give a true and fair view of the matters disclosed.

Date: 28 July 2006

B P Rogers
Company Secretary